Exhibit 1

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports Third Quarter 2016 Results

Lod, Israel - November 1, 2016 -

Third Quarter Highlights

•	Quarterly revenues increased by 3.7% over the previous quarter and by 8.7% year-over-year to $37.2 million;

•	Revenues related to UC-SIP business increased above 20% compared to the third quarter of 2015;

•	Quarterly service revenues increased by 17.4% year-over-year to $11.3 million;

•	GAAP gross margin was a record 61.0%, compared to 59.2% in the third quarter of 2015;

•	Non-GAAP gross margin was also a record 61.7%, compared to 60.0% in the third quarter of 2015;

•	Quarterly GAAP net income was $971,000, or $0.03 per diluted share, compared to a net loss of $130,000, or ($0.00) per diluted share, in the prior year period;

•	Quarterly Non-GAAP net income was $2.9 million, or $0.08 per diluted share, compared to a Non-GAAP net income of $1.7 million, or $0.04 per diluted share, in the prior year period;

•	Quarterly cash flow from operating activities was $3.4 million;

•	AudioCodes repurchased 3,372,000 of its ordinary shares during the quarter at an aggregate cost of $15.0 million.

AudioCodes Reports Third Quarter 2016 Results

Details

AudioCodes (Nasdaq: AUDC), a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the third quarter ended September 30, 2016.

Revenues for the third quarter of 2016 were $37.2 million compared to $35.9 million for the second quarter of 2016 and $34.2 million for the same period last year.

Net income was $971,000, or $0.03 per diluted share, for the third quarter of 2016 compared to net income of $721,000, or $0.02 per diluted share, for the second quarter of 2016 and a net loss of $130,000, or ($0.00) per diluted share, for the same period last year.

On a Non-GAAP basis, the Company reported quarterly net income of $2.9 million, or $0.08 per diluted share, compared to $2.4 million, or $0.06 per diluted share, in the second quarter of 2016 and $1.7 million, or $0.04 per diluted share, for the same period last year.

Non-GAAP net income (loss) excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Active Communications Europe and (iv) non-cash deferred tax benefit or expenses. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the third quarter of 2016 totaled $3.4 million. Cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities were $65.1 million as of September 30, 2016 compared to $75.3 million as of September 30, 2015. The decrease in cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program.

“We are pleased to report strong financial results for the third quarter of 2016,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “This improved performance reflects the positive impact of our strategic initiatives and investments in the area of UC-SIP. Revenues related to the UC-SIP business line grew over 20% compared to the third quarter of 2015 and were in line with our objective of growing the business annually at a rate of 15% to 20%. The projected continued growth in the market for unified communications, UCaaS and SIP trunking business services, and the growing global trend of service providers migrating their voice services networks to all-IP are expected to provide continued support for growth in coming years. We are focused on the strategic partnerships that we have formed and continue to foster with market leaders in our markets, as we continue to win customer opportunities and projects. We also continued to buy back shares in the third quarter to return value to shareholders, as we are confident in the continued strength of our future business opportunities,” concluded Mr. Adlersberg.

AudioCodes Reports Third Quarter 2016 Results

Share Buy Back Program

During the quarter ended September 30, 2016, AudioCodes acquired 3,372,000 of its ordinary shares under its share repurchase program for a total consideration of approximately $15.0 million. As of September 30, 2016, AudioCodes had acquired an aggregate of 10.7 million of its ordinary shares since August 2014 for an aggregate consideration of approximately $46.5 million.

On July 20, 2016, AudioCodes completed a cash self-tender offer and accepted for purchase a total of 3,000,000 of its ordinary shares, the maximum amount of shares subject to the offer, at a cash purchase price of $4.35 per share. The 3,000,000 ordinary shares were purchased under the Company’s share purchase program, and are part of the total of 3,372,000 ordinary shares that were purchased during the third quarter of this year.

In October 2016, AudioCodes received court approval in Israel to purchase up to an aggregate of $15 million of additional ordinary shares pursuant to its share repurchase program. The current court approval for share repurchases will expire on April 25, 2017.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company's second quarter operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

To download AudioCodes’ investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

AudioCodes Reports Third Quarter 2016 Results

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader, focused on converged VoIP and data communications, and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2016 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Third Quarter 2016 Results

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2016	2015
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,232	$18,908
Short-term and restricted bank deposits	3,932	5,661
Short-term marketable securities and accrued interest	7,263	2,480
Trade receivables, net	25,833	25,622
Other receivables and prepaid expenses	4,772	4,405
Inventories	15,667	16,778
Total current assets	76,699	73,854

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$2,557	$3,034
Long-term marketable securities	32,071	50,294
Deferred tax assets	161	2,216
Severance pay funds	17,626	16,086
Total long-term assets	52,415	71,630

PROPERTY AND EQUIPMENT, NET	4,000	4,090

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	39,263	40,246

Total assets	$172,377	$189,820

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$3,057	$5,338
Trade payables	7,617	7,304
Other payables and accrued expenses	19,720	17,951
Deferred revenues	12,935	12,885
Total current liabilities	43,329	43,478

LONG-TERM LIABILITIES:
Accrued severance pay	$18,500	$16,377
Long-term bank loans	4,131	6,032
Deferred revenues and other liabilities	6,448	6,480
Total long-term liabilities	29,079	28,889

Total equity	99,969	117,453
Total liabilities and equity	$172,377	$189,820

AudioCodes Reports Third Quarter 2016 Results

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
Revenues:
Products	$75,920	$76,286	$25,904	$24,613
Services	31,891	27,824	11,282	9,612
Total Revenues	107,811	104,110	37,186	34,225
Cost of revenues:
Products	34,896	35,348	12,042	11,527
Services	7,578	7,274	2,464	2,451
Total Cost of revenues	42,474	42,622	14,506	13,978
Gross profit	65,337	61,488	22,680	20,247
Operating expenses:
Research and development, net	21,457	21,332	7,296	6,656
Selling and marketing	33,715	33,100	11,518	10,463
General and administrative	5,998	6,813	1,898	2,158
Total operating expenses	61,170	61,245	20,712	19,277
Operating income	4,167	243	1,968	970
Financial income (expenses), net	(33)	600	(7)	(6)
Income before taxes on income	4,134	843	1,961	964
Taxes on income, net	(2,664)	(3,273)	(990)	(1,094)
Net income (loss)	$1,470	$(2,430)	$971	$(130)
Basic net earnings (loss) per share	$0.04	$(0.06)	$0.03	$(0.00)
Diluted net earnings (loss) per share	$0.04	$(0.06)	$0.03	$(0.00)
Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	35,913	40,757	33,975	39,489
Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	36,419	40,757	34,615	39,489

AudioCodes Reports Third Quarter 2016 Results

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Nine months ended		Three months ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
GAAP net income (loss)	$1,470	$(2,430)	$971	$(130)
GAAP net earnings (loss) per share	$0.04	$(0.06)	$0.03	$(0.00)
Cost of revenues:
Stock-based compensation (1)	87	74	32	25
Amortization expenses (2)	878	744	246	248
	965	818	278	273
Research and development, net:
Stock-based compensation (1)	346	353	118	115
Deferred payments expenses (3)	564	-	188	-
	910	353	306	115
Selling and marketing:
Stock-based compensation (1)	837	819	278	251
Amortization expenses (2)	90	178	30	15
	927	997	308	266
General and administrative:
Stock-based compensation (1)	554	679	194	227
Income taxes:
Deferred tax (4)	1,993	2,646	817	899
Non-GAAP net income	$6,819	$3,063	$2,874	$1,650
Non-GAAP diluted net earnings per share	$0.19	$0.07	$0.08	$0.04

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Netrake, Mailvision and Active Communications Europe assets.
(3)	Excluding expenses related to deferred payments in connection with the acquisition of Active Communications Europe.
(4)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Third Quarter 2016 Results

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income (loss)	$1,470	$(2,430)	$971	$(130)
Adjustments required to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	2,262	2,350	712	723
Amortization of marketable securities premiums and accretion of discounts, net	677	851	187	299
Increase in accrued severance pay, net	583	277	103	198
Stock-based compensation expenses	1,824	1,925	622	618
Decrease (increase) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	187	(58)	(43)	(87)
Decrease in long-term deferred tax assets, net	2,055	872	837	-
Decrease (increase) in trade receivables, net	(211)	4,977	(1,262)	1,980
Decrease (increase) in other receivables and prepaid expenses	(658)	2,274	(599)	(536)
Decrease (increase) in inventories	1,111	(1,532)	(642)	(1,136)
Increase (decrease) in trade payables	313	(2,804)	2,494	865
Increase (decrease) in other payables and accrued expenses	1,638	98	1,373	(852)
Increase (decrease) in deferred revenues	400	3,056	(1,319)	(156)
Net cash provided by operating activities	11,651	9,856	3,434	1,786
Cash flows from investing activities:
Proceeds from sale of marketable securities	12,429	2,557	-	2,557
Decrease in short-term deposits, net	1,729	3,274	13,508	5
Decrease in long-term bank deposits	477	1,826	150	461
Proceeds from redemption of marketable securities	900	2,711	-	-
Purchase of property and equipment	(1,189)	(1,677)	(367)	(345)
Net cash provided by investing activities	14,346	8,691	13,291	2,678

AudioCodes Reports Third Quarter 2016 Results

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended		Three months ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	(21,726)	(14,991)	(15,000)	(3,662)
Repayment of long-term bank loans	(4,275)	(3,319)	(1,296)	(977)
Consideration related to payment of acquisition of Mailvision	(233)	(233)	-	-
Proceeds from issuance of shares upon exercise of options and warrants	561	336	342	5
Net cash used in financing activities	(25,673)	(18,207)	(15,954)	(4,634)

Increase (decrease) in cash and cash equivalents	324	340	771	(170)
Cash and cash equivalents at the beginning of the period	18,908	14,797	18,461	15,307
Cash and cash equivalents at the end of the period	$19,232	$15,137	$19,232	$15,137

AudioCodes Reports Third Quarter 2016 Results